FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FISCAL EFFECTS OF THE RECENT RULING

REGARDING SHARE REPURCHASES

Mexico City, January 26, 2006 - Teléfonos de México, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) informs the following:

1. The Mexican Income Tax Law states that companies that distribute dividends should pay the corresponding tax, unless such dividends come from the Net Tax Profit Account.

The Net Tax Profit Account is comprised by the net fiscal income of each period that has already paid income tax and decreases with the amount of paid dividends that come from such account.

2. Teléfonos de México, S.A. de C.V. (Telmex) has always fulfilled its fiscal obligations and is also the private company that has paid the largest amount of direct and indirect taxes. In the last five years, the company has paid $133,485 million constant pesos as of December 2005.

3. Even though Telmex would not receive a direct benefit, it submitted a legal recourse against the reform of the Mexican Income Tax Law in 2002 since the company considered it improper. The reform considered share repurchases equivalent to dividend payments for fiscal effects.

4. The ruling considered such reform constitutional and the only effect is that TELMEX's Net Tax Profit Account was reduced 5,338 million pesos that to date totals $51,746 million pesos. Therefore, the dividend and share repurchase policies will not be affected.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/ Adolfo Cerezo Pérez ________________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - Press Release. Fiscal effects of the recent ruling regarding share repurchases.